Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Simply Agave, Inc.
1539 OAK GROVE AVENUE
SAN MARINO, CA 91108
www.simplyagave.com

Up to $1,069,982.55 in Class B Common Stock at $18.85
Minimum Target Amount: $9,990.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Simply Agave, Inc.
Address: 1539 OAK GROVE AVENUE , SAN MARINO, CA 91108
State of Incorporation: DE
Date Incorporated: March 10, 2008

Terms:

Equity

Offering Minimum: $9,990.50 | 530 shares of Class B Common Stock
Offering Maximum: $1,069,982.55 | 56,763 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $18.85
Minimum Investment Amount (per investor): $584.35

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Amount-Based:

$600+

Two Stickers

$900+

Logo Hat

$1,200+

Logo Hat & Logo Shirt

$1,800+

Logo Hat, Logo Shirt, & Bottle of Mezcal

$3,000+

Logo Hat, Logo Shirt, Bottle of Mezcal, and logo bottle tote

$5,000+

Logo Hat, Logo Shirt, Bottle of Mezcal, logo bottle tote and Logo Owners Vest

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Simply Agave, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $18.85 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $1885. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Simply Agave, Inc is a Delaware based C-corp that manufactures and sells two branded product lines; Simply Agave Nectar and (soon to be launched) Lethal Mezcal to US liquor distributors. Simply Agave Nectar is manufactured in Jalisco Mexico and Lethal Mezcal is manufacured in Oaxaca Mexico. Both products are warehoused in Los Angeles. Simply Agave Nectar is purchased by some of the largest liquor distributors in the US including: Southern Glazer Wine & Spirits, Republic National Distribution Co, Youngs's Market and Winebow. These distributors sell Simply Agave Nectar to approximately 1,000 restaurants, bars, hotels and liquor stores for use mainly in margaritas. Lethal Mezcal is our new product that we plan to sell through the same distribution channel as Simply Agave Nectar. The goal is to sell both items in a new drink, "the Lethal Margarita" that will be displayed on menus in restaurants, bars, and hotels to build brand awareness and product trial. Once succesful in restaurants, bars and hotels, we expect that consumer adoption in liquor and grocery stores should follow.

Competitors and Industry

The agave nectar category is currently valued at $156M and is expected to grow at a rate of 5.7% a year.

The competition sold to liquor distributors is made up of mainly the following few brands: Simply Agave, Madhava, Tres Agaves, and Herradura. Simply Agave has larger pack sizes for restaurants, bars, and hotels while the other three brands focus on smaller bottle sizes for the consumer market.

The Mezcal category is cureently valued at $196.5M and is expected to grow at a rate of 10.4% a year.

We believe the majority of sales in the U.S. are with the following four brands: Del Maguey, Montelobos, Ilegal and El Silencio. The most important factor today is that brand awareness among consumers of mezcal is very low. Consumers are ordering mezcal margaritas and enjoying them but they aren't aware of the mezcal brand they are drinking. The opportunity to capture the consumer's brand loyalty is still available.

Current Stage and Roadmap

Simply Agave Nectar is currently sold in 7 states in the US. We plan to grow distribution by adding 2-3 states per year. We expanded the product line in Feb 2021 with the launch of a new consumer size bottle that is made for home use and sold to liqour and grocery stores.

Lethal Mezcal's 750ml size bottle is expected to be available for sale in the U.S. in June 2021. The Lethal Margarita combo pack that contains both a bottle of Lethal Mezcal and a bottle of Simply Agave nectar is scheduled for launch in the Fall of 2021.

The Team

Officers and Directors

Name: Sean Ryan

Sean Ryan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO
  Dates of Service: March 10, 2008 - Present
  Responsibilities: Lead, Manage and provide vision and direction for the company. Sean receives a salary of $90,000 a year.

- **Position:** Director
  Dates of Service: March 10, 2008 - Present
  Responsibilities: Determines the organization's mission and purpose.

Other business experience in the past three years:

- **Employer:** Pure Steeps
  Title: CEO
  Dates of Service: October 01, 2017 - January 01, 2020
  Responsibilities: Lead, manage and provide vision and direction for the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common stock in the amount of up to $2 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Mezcal. Delays or cost overruns in the development of our Mezcal and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will

be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
If the Company sells all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Simply Agave or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Simply Agave could harm our reputation and materially negatively impact our financial condition and business.

Industry and Regulatory Risks
Industry Risks. The company and its business will be subject to all of the risks generally associated with the beverage industry, including fluctuation in the availability and cost of supplies, the ability to obtain and retain qualified employees at affordable wages, and changes in the economic environment. Beverage industry operations have represented high risk investments, and the rate of failure for them is considered to be at least as high as, or higher than, the failure rate for small

businesses generally. In addition to the factors referenced above, various additional intangible factors bear upon the prospective success or failure of a business in the beverage industry, including without limitation the concept; the quality of the products; location and accessibility; and the experience and skill of the management. Although the company believes that the concept behind its products is favorable, no assurance can be given that the company's business will be profitable or that the investors will ever have all or any portion of their investment in the company returned to them. The company will face competition from numerous existing and future beverage industry participants. Many of these operations could have more financial resources, personnel and operating experience than those of the company. Regulatory Risks. The company and its business will be subject to obtaining and maintaining permits and licensing, and regulated by governmental entities. The failure of the company to obtain any required license or permit in a timely fashion could delay or prevent the operating of the Business. Additionally, the failure to maintain such licenses or permits could adversely affect the operating of the company's business. The company's business will be subject to the jurisdiction of a variety of regulatory authorities and granting of licenses, including federal, state, county and city agencies administering laws and regulations relating to imports, exports, labor and taxation.

Production Risks
Complications can arise with the production of artisanal crafted products that could result in significant production delays and significant fluctuations in product costs. These complications can significantly impact the financial performance of Simply Agave, Inc.

Imports from Mexico
The Company produces both its agave and mezcal products in Mexico. The Company imports its products into the United States where they are stored and sold. Because of this arrangement, political and regulatory issues concerning the importation of products from Mexico could affect the Company's business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sean Ryan	477,381	Class A Common Stock	50.0
Carmen Villarreal	477,381	Class A Common Stock	50.0

The Company's Securities

The Company has authorized Class B Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 56,763 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Class A Common Stock

The amount of security authorized is 2,000,000 with a total of 954,762 outstanding.

Voting Rights

Class A Common Stock has voting rights. Each holder is entitled to one vote per each share of Class A Common Stock they hold.

Material Rights

There are no material rights associated with Class A Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $85,000.00
  Number of Securities Sold: 202,381
  Use of proceeds: Debt conversion
  Date: April 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $93,400.00
Number of Securities Sold: 222,381
Use of proceeds: Conversion of debt to equity
Date: April 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year end Dec 31st 2020 compared to year end Dec 31st 2019

Revenue -

Revenue for fiscal year 2020 was $562,231 down 26% from fiscal year 2019 revenue of $762,605. We believe the decline was due exclusively to Covid-19 and the temporary closure of restaurants, hotels, and bars in the U.S. We did not add or lose any distributors during fiscal year 2020 but our revenue with each distributor declined due to the temporary loss of on-premise business. We believe revenue will return to historic levels once the economy completely opens.

Cost of Sale -

Cost of sale in 2020 was $349,075 a 26% decline of $122,873 from cost in 2019 of $471,948. We believe the reduction in costs were due exclusively to the reduction in sales which was caused by Covid-19 and the temporary closure of restaurants, hotels, and bars in the U.S.

Gross Margins -

Gross margins in 2020 of $213,156 were down $77,501, a 26% decline from 2019 gross margins of $290,657. The gross margin percentage remained the same between years but we believe the reduction in gross dollars was caused by Covid-19 and the temporary closure of restaurants, hotels, and bars in the U.S.

Expenses -

The Company’s expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services. The Company's expenses in 2020 were $327,203 and $380,966 in 2019. Expenses for the year 2020 experienced a $53,763 decline from 2019. The reduction in expenses were in sales promotions and marketing support. These are variable expenses so with the reduction in sales due to Covid-19 the corresponding promotions and maketing expense declined.

Historical results and cash flows:

Cash Flows -

2020 was a unique year, impacted by the Covid-19 pandemic, which we believe was responsible for reducing sales by 26%. Variable expenses related to the drop in sales reduced expenses by 14%. The difference in cash flow was made up by a personal loan and PPP for a total of $107,551. Although the pandemic is not over we do not expect any additional loans will be required.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Dec 31st 2020, the Company's cash on hand was $23,922. The Company also had $62,390 in Accounts Receiveable.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are not critical to the company's operation day to day as we have been in business for over 10 years. These funds are critical for the success of launch of the new Lethal Mezcal product line as product launches required significant investment in sales and marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding funds are not critical to the viability of the company but are critical to the succss of the new Lethal Mezcal product line. The majority of the crowdfunding funds will go to the sales and marketing of the new Mezcal and the remaining funds will be used to accelerate the growth of Simply Agave nectar.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With a minimum raise we will be able to operate the company indefinitely because the additional funds are not critical to the financial health of the company. The company is sustainable with its current operating expense of approximately $300,000.

How long will you be able to operate the company if you raise your maximum funding goal?

With a maximum raise we will be able to operate the company indefinitely because the additional funds are not critical to the financial health of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, additional sources of capital are available to the company in the future. Either equity from founders and private investors or debt from financial or banking institutions.

Indebtedness

- **Creditor:** Sean Ryan
  Amount Owed: $150,405.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023

- **Creditor:** Carmen Villarreal
  Amount Owed: $85,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023

Related Party Transactions

- **Name of Entity:** Sean Ryan
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Simply Agave has note receivable of $73,377 and $31,762 on the balance sheet for Sean Ryan. These are a long term notes without interest.
  Material Terms: Note Receivables of $73,377 and $31,762. Long term receivable. Zero interest rate.

Valuation

Pre-Money Valuation: $17,997,263.70

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. The company calculated its valuation internally, without a formal third-party independent evaluation.

The company determined its pre-money valuation based on an analysis of multiple factors. The company looked at the (i) market size, (ii) the growth of Simply Agave Nectar, and (iii) forward-looking projections regarding the continued growth of Simply Agave Nectar and the Company's new product, Lethal Mezcal.

i. Market size: The Company factored in the value of the agave nectar market which is currently valued at $156M and is expected to grow at a rate of 5.7% a year. The Company also factored in the market value of the Mezcal category which is currently valued at $196.5M and expected to grow at a rate of 10.4% a year.

ii. The Growth of Simply Agave Nectar: Simply Agave Nectar is purchased by some of the largest liquor distributors in the US including: Southern Glazer Wine & Spirits, Republic National Distribution Co, Youngs's Market and Winebow. These distributors sell Simply Agave Nectar to approximately 1,000 restaurants, bars, hotels and liquor stores. Simply Agave Nectar is currently sold in 7 states in the US. We also expanded the product line in Feb 2021 with the launch of a new consumer size bottle that is made for home use and sold to liquor and grocery stores.

iii. Forward-looking Projections: The Company's business is divided into two product lines, Simply Agave Nectar and (soon to launched) Lethal Mezcal. The Company plans to sell Lethal Mezcal through the same distribution channel as Simply Agave Nectar. The goal is to sell both items in a new drink, "the Lethal Margarita" that will be displayed on menus in restaurants, bars, and hotels to build brand awareness and product trial. Once successful in restaurants, bars, and hotels, consumer adoption at liquor and grocery stores should follow.

As previously mentioned, Simply Agave Nectar is currently sold in 7 states in the US. The product has the potential to add 43 more states. Our new product, Lethal Mezcal, presents the potential to be added to the Simply Agave distribution in our current 7 states, as well as eventually be distributed in all 50 states.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT.

WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,990.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Drive brand awareness and consumer trial through online, social media, and influencer sponsorships.

- *Company Employment*
  10.0%
  1 additional marketing person will be added to manage all social media activities.

- *Working Capital*
  16.5%
  Working capital requirements are significant during the launch of a new product line. An investment in packaging, marketing materials, sales infrastructure, warehousing, and transportation will be required to get the product to market. The timing between production in Mexico to the collection of payment from US distributors can be 60 days so working capital is critical for a successful launch.

- *Inventory*
  20.0%
  To support fast growth with multiple product lines that need to be shipped to multiple states in the US inventory levels need to be maintained. With artisanal crafted products that require weeks to be produced, bottled and shipped a larger investment in inventory is required.

If we raise the over allotment amount of $1,069,982.55, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Drive brand awareness and consumer trial through online, social media, and influencer sponsorships. In addition, traditional media and sampling tools like in-store displays, branded menu cards, event and sampling stations will also be used to support our retail and on-premise partners.

- *Company Employment*
  25.0%
  2 additional people will be added in sales to expand sales coverage and add 2-3 new states a year. 1 additional marketing person will be added to manage all social media activities and coordinate traditional media execution and sampling events.

- *Working Capital*
  16.5%
  Working capital requirements are significant during the launch of a new product line. An investment in packaging, marketing materials, sales infrastructure, warehousing, and transportation will be required to get the product to market. The timing between production in Mexico to the collection of payment from US distributors can be 60 days so working capital is critical for a successful launch.

- *Inventory*
  30.0%
  To support fast growth with multiple product lines that need to be shipped to multiple states in the US inventory levels need to be maintained. With artisanal crafted products that require weeks to be produced, bottled and shipped, a larger investment in inventory is required.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.simplyagave.com (www.simplyagave.com/company).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/simply-agave

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Simply Agave, Inc.

[See attached]

Simply Agave, Inc.

FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

(With Independent Accountant's Review Report Thereon)

Simply Agave, Inc.
INDEX TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholder of
Simply Agave, Inc.
San Marino, California

We have reviewed the accompanying financial statements of Simply Agave, Inc. (a California Corporation), which comprise the balance sheets as of December 31, 2020 and 2019, the related statements of income (loss), changes to stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Lucas, Horsfall, Murphy, & Pindroh, L.L.P.

Pasadena, California
March 31, 2021

Simply Agave, Inc.
BALANCE SHEET
December 31, 2020 and 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 23,922	$ 94,151
Accounts Receivable	62,390	58,462
Inventories	154,978	109,770
Other Current Assets	-	960
TOTAL CURRENT ASSETS	241,290	263,343
NOTE RECEIVABLE - Due from Stockholder	73,377	31,762
TOTAL ASSETS	$ 314,667	$ 295,105
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable	$ 26,508	$ -
NOTES PAYABLE - Due to Stockholders	235,405	150,405
TOTAL LIABILITIES	261,913	150,405
STOCKHOLDER'S EQUITY		
Common Stock, $0.001 par value; 2,000,0000 shares authorized, 530,000 shares issued and outstanding	530	530
Additional Paid-in Capital	260,430	260,430
Retained Earnings	(208,206)	(116,260)
TOTAL STOCKHOLDER'S EQUITY	52,754	144,700
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 314,667	$ 295,105

The accompanying notes are an integral part of these statements.
See Independent Accountant's Review Report.

Simply Agave, Inc.
STATEMENT OF INCOME
For the Years Ended December 31, 2020 and 2019

	2020	2019
Net Sales	$ 562,231	$ 762,605
Cost of Goods Sold	349,075	471,948
GROSS PROFIT	213,156	290,657
Selling, General and Administrative Expenses	327,203	380,966
OPERATING LOSS	(114,047)	(90,309)
Gain on Extinguishment of PPP Loan	22,551	-
INCOME BEFORE PROVISION FOR INCOME TAXES	(91,496)	(90,309)
Provision for Income taxes	450	10,850
NET LOSS	$ (91,946)	$ (101,159)

The accompanying notes are an integral part of these statements.
See Independent Accountant's Review Report.

Simply Agave, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2020 and 2019

	Common Stock				
	Number of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2018	530,000	$ 530	$ 260,430	$ (15,101)	$ 245,859
Net Loss	-	-	-	(101,159)	(101,159)
Balance at December 31, 2019	530,000	530	260,430	(116,260)	144,700
Net Loss	-	-	-	(91,946)	(91,946)
Balance at December 31, 2020	530,000	$ 530	$ 260,430	$ (208,206)	$ 52,754

The accompanying notes are an integral part of these statements.
See Independent Accountant's Review Report.

Simply Agave, Inc.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

		2020		2019
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	$	(91,946)	$	(101,159)
Adjustments to reconcile net income to net cash provided by operating activities:				
Gain on Extinguishment of PPP Loan		(22,551)		-
Change in:				
Accounts Receivable		(3,929)		73,059
Inventories		(45,208)		47,942
Other Current Assets		960		(960)
Accounts Payable		26,508		26,650
Net Cash (Used In) Provided by Operating Activities		(136,166)		45,532
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from Note Receivable - Due from Stockholders		-		35,583
Repayments on Note Receivable - Due from Stockholders		(41,614)		-
Net Cash (Used In) Provided By Investing Activities		(41,614)		35,583
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from PPP Loan		22,551		-
Proceeds from Notes Payable - Due to Stockholders		85,000		4,761
Net Cash Provided by Financing Activities		107,551		4,761
NET INCREASE IN CASH		(70,229)		85,876
CASH, BEGINNING OF YEAR		94,151		8,275
CASH, END OF YEAR	$	23,922		94,151
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid for income taxes	$	450	$	10,850

The accompanying notes are an integral part of these statements.
See Independent Accountant's Review Report.

1. NATURE OF OPERATIONS

Simply Agave, Inc. (the Company), was incorporated in 2009 and located in San Marino, California. The Company supplies clean, consistent, high quality agave nectar to mixologists for use in their cocktails. The Company sells to liquor distributions throughout the United State of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting and Basis of Presentation

The accompanying financial statements are prepared using accounting principles generally accepted in the United States of America (GAAP). The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Effective with the adoption of ASU 2014-9, Revenue from Contracts with Customers (Topic 606) and the associated ASUs (collectively, Topic 606), the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company determined that fulfilling and delivering customer orders constitutes a single performance obligation. Revenue is recognized at the point in time when the Company has satisfied its performance obligation and the customer has obtained control of the products. The Company determined that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are collected by the customer, or are delivered to the customer's requested destination. The Company considers control to have transferred upon delivery because the Company has a present right to payment at this time, the customers has legal title to the products, the Company has transferred physical possession of the assets, and the customer has significant risks and rewards of ownership of the products.

Cash

Cash includes cash on hand and cash maintained with financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable are reported at the customers' outstanding balances. Interest is not accrued on overdue balances. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2020 and 2019.

Inventories

Inventory is stated at the lower of cost or net realizable value and is determined on the first-in, first-out basis. The Company, at least annually, assesses the valuation of its inventory. In making this assessment, the Company considers excess quantity and obsolescence.

Shipping Costs

All in-bound and outbound shipping costs are classified as selling, general and administrative expenses. Total shipping costs included in selling, general and administrative expenses was $58,427 and $60,879 for the years ended December 31, 2020 and 2019, respectively.

Income Taxes

The Company follows the provisions of Financial Accounting Standards Board (FASB) ASC 740, Accounting for Uncertainty in Income Taxes, which prescribes a minimum recognition threshold and measurement methodology for tax positions taken, or expected to be taken, in a tax return prior to recognition in the financial statements. The standard also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. There was no impact on total liabilities or stockholders' equity as a result of the adoption of FASB ASC 740.

The Company reports its income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions. As of December 31, 2020, the tax years that remain subject to examination by these tax jurisdictions under the statute of limitations are from 2017 and 2016, respectively.

3. CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains cash balances with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC). As of December 31, 2020, the FDIC insures cash balances up to $250,000 per institution. The Company had no uninsured balances as of December 31, 2020 and 2019.

3. CONCENTRATIONS OF CREDIT RISK (Continued)

Customers - Sales and Accounts Receivable

During the year ended December 31, 2020 and 2019, the Company had one customer that accounted for 87% and 84% of total sales, which accounted for 88% and 82% of total accounts receivable, respectively at year end.

Suppliers - Purchases and Accounts Payable

During the year ended December 31, 2020, the Company had one vendor that accounted for 94% of total product purchases, which accounted for 100% of total accounts payable at year end. During the year ended 2019, the Company had one vendor that accounted for 100% of total product purchases, with no accounts payable outstanding at year end. Although the Company purchases a large portion of its inventory from one supplier, many alternative suppliers are available.

4. INCOME TAXES

Based upon the cumulative pre-tax losses sustained by the Company, and the uncertainty of the Company reaching commercial production, a valuation allowance in an amount equal to the deferred income tax benefit has been recorded as of December 31,:

	2020	2019
State tax benefit	$ 450	$ 10,850
Deferred tax asset from net operating losses	27,584	30,348
Valuation allowance	(27,584)	(30,348)
Provision for income tax	$ 450	$ 10,850

As of December 31, 2020 and 2019, the Company had federal net operating loss carryfoward of approximately $355,000 and $259,000, respectively. Management has established an allowance for all deferred tax assets related to net operating losses.

5. PAYCHECK PROTECTION PROGRAM

On May 5, 2020, the Company received loan proceeds in the amount of $22,551 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business.

The loans and accrued interest are forgivable after six months as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the six-month period.

5. PAYCHECK PROTECTION PROGRAM (Continued)

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. The Company applied for loan forgiveness after the Covered Period (24 weeks after funding date). The SBA confirmed full and complete forgiveness of the entire balance of the loan, and reimbursed the bank. The Company's obligation under the loan is deemed fully satisfied and paid in full.

The Company received additional loan proceeds under the PPP subsequent to year end, see Note 7.

6. RELATED PARTY TRANSACTIONS

Note Receivable - Due from Stockholder

As of December 31, 2020 and 2019, the Company had a note receivable of $73,377 and $31,762, respectively, from the stockholder of the Company, which is included in related party receivables on the accompanying balance sheet. The receivable is classified as long-term based upon management's expectation of repayment.

Notes Payable - Due to Stockholders

Advances from the stockholder are unsecured and to be repaid upon demand. The Company has an advance from its stockholder aggregating $235,405 and $150,405 for the year ended December 31, 2020 and 2019, respectively. The advance is classified as long-term, based upon management's expectations of repayment.

7. SUBSEQUENT EVENTS

On March 23, 2021 the Company obtained a term loan for the amount of $11,977, pursuant to the Paycheck Protection Program (PPP) under the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act). The unforgiven portion of the PPP loan is payable in full no later than five years at an interest rate of 1.00%. The Company intends to apply for loan forgiveness after 24 weeks from the funding date (the Covered Period), but not more than 10 months after the last day of the Covered Period. When SBA confirms full and complete forgiveness of the unpaid balance of the loan, and reimburses the bank for the total outstanding balance, the Company's obligation under the loan will be deemed fully satisfied and paid in full.

Subsequent events have been evaluated through March 31, 2021, which is the date the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Simply Agave, Inc.


ARTISANAL CRAFTED
LETHAL
MEZCAL
MEDIUM SMOKE
DOSE WITH CAUTION!

Website
SAN MARINO, CA
FOOD & BEVERAGE

Lethal Mezcal is a smooth and smoky artisanal mezcal ready to sweep American cocktail connoisseurs off their feet. It's a perfect pairing with our prized agave nectar, Simply Agave, already in nationwide distribution. Combining our best-in-class Lethal Mezcal with Simply Agave presents a unique opportunity to capitalize on multiple trends at once—the rise of mezcal, the popularity of margaritas, and America's growing taste for agave products.

$0.00 raised

0 Investors	$18M Valuation
$18.85 Price per Share	$584.35 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Company leadership with proven success and strong partnerships in the spirits industry
- Ownership of the two key ingredients in the #1 restaurant cocktail
- Capturing major market share in the fastest-growing spirits category

Selling two products in one drink

The best margaritas already use our Simply Agave, one of the top-selling agave nectars in the US. We're now ready to take it one step further, as we prepare for the launch of Lethal Mezcal, our new, artisanal-crafted mezcal.

With a limited selection of quality mezcals on the U.S. market, we've developed Lethal Mezcal, perfectly balanced with a smoky profile and 90-proof kick. While our Lethal Mezcal can also be used in other popular drinks as a replacement for vodka and bourbon (think: Lethal Mule and Lethal Old Fashioned), we believe the unbeatable combo of Simply Agave plus Lethal Mezcal is perfectly positioned to capitalize on the hottest new drinks trend—mezcal margaritas. The result? A delicious Lethal Margarita.


AGAVE NECTAR
LETHAL

THE PROBLEM

American cocktail drinkers are still relatively new to mezcal

The problems in the spirits industry can be distilled down to two words: taste and trust. When it comes to taste, many consumers have never actually enjoyed a quality margarita. Most margarita mixes are full of artificial sweeteners and citric acid, resulting in mediocre flavors. As for the crucial element of trust, consumers tend to default to the brands and beverages they already know. With mezcal still a relative newcomer to the spirits menu, there remains a lack of familiarity and connection to mezcal brands in the US. This lack of trust limits consumer acceptance of and enthusiasm for a whole new category of opportunity.

> **“With Mezcal still a relative newcomer to the spirits menu, there remains a lack of familiarity and connection to mezcal brands in the US.”**

THE SOLUTION

One Lethal Margarita, coming right up

We’re locked and loaded with a branded mezcal margarita ready to hit restaurant menus across the country. Our Lethal Margarita—made with Lethal Mezcal, Simply Agave nectar, and a splash of fresh lime juice—drives trial, education, and brand awareness, all in the form of a delicious cocktail.
Our plan of placing Lethal Margaritas in high-end restaurants, made by professional bartenders, will establish both trust and taste.

For at-home cocktail drinkers, our branded mezcal margarita combo pack will be sold at liquor stores, making for easy recognition and a seamless purchasing experience.


LETHAL
MARGARITA
CONSUME AT YOUR OWN RISK
LETHAL
MEZCAL
Drives Trial, Education, and Brand Awareness, All in the Form of a Delicious Cocktail.”


JUST MEASURE, MIX & ENJOY!
LETHAL
MARGARITA
ARTESANAL CRAFTED
LETHAL
MEZCAL
MEDIUM SMOKE
90 PROOF
JOVEN 100% ESPADIN
HECHO EN
OAXACA MEXICO
NET CONT. 750ML 45% ALC. BY VOL.

THE MARKET

Margaritas remain #1 while mezcal trends upward

With margaritas being the most popular restaurant cocktail, we've got an enormous market to tap into. On top of that, mezcal and agave are both fast-growing trends with increasing consumer uptake. The North American mezcal market is projected to reach $521M by 2027 (source), largely driven by millennials (source), while the agave nectar market is on track to reach $272M by 2026 (source). We have a major opportunity to take advantage of these trends and capture new and existing consumers at multiple points along the sales pipeline.

The North American mezcal market is projected to reach

$521M

By 2027

The agave nectar market is on track to reach

$272M

By 2026

OUR TRACTION

Our best-selling agave has paved the way for Lethal Mezcal

This is far from our first rodeo. Thanks to the success of Simply Agave, we have 12-year relationships with restaurants and liquor distributors. Simply Agave is partnered with the largest spirits distributors in the nation, including Southern Glazer Wine and Spirit and Republic National Distribution Co., servicing over 300,000 restaurants, hotels, bars, liquor stores, and grocery stores across the United States. We're ready to apply our well-oiled sales machine along with our existing business infrastructure to Lethal Mezcal. Since mezcal and agave go hand-in-hand, we can leverage the two products for a smoother and more compelling sales cycle.


SIMPLY·AGAVE
Real Sweet Results
is partnered with the largest spirits distributors in the nation, including
RNDC
SG
Servicing over
300,000
restaurants, hotels, bars, liquor stores, and grocery stores across the United States!
MAKES 30+ MARGARITAS
AGAVE NECTAR
FOR MARGARITAS
ORGANIC
REAL SWEET RESULTS

WHAT WE DO

Artisanally crafted and smoked to perfection outside of Oaxaca

Above all, we are committed to quality. When a drink has just three ingredients, each one needs to be the very best. We've honed our sourcing and production process with Simply Agave, using only 100% organic Blue Weber Agave plants to deliver a smooth pouring nectar. Each batch of Lethal Mezcal is artisanally crafted using Espadin Agave grown in the mountains outside of Oaxaca, Mexico. The rich soil and mountain spring water grow strong, mineral-rich plants that set the taste of our mezcal apart. The agave is then smoked to perfection by skilled mezcaleros over mesquite and Encino wood, crushed by a tahone, then fermented and double-distilled to 90 proof. The final result is an earthy, fire-roasted, smoke-infused profile that is best in class.


ARTISANALLY CRAFTED USING ESPADIN AGAVE GROWN IN THE MOUNTAINS OUTSIDE OF OAXACA, MEXICO.


THE AGAVE IS SMOKED TO PERFECTION BY SKILLED MEZCALEROS.

THE BUSINESS MODEL

Leveraging our existing distribution channels

We've already got the successful business infrastructure of Simply Agave in place—now we simply add Lethal Mezcal to the portfolio. Lethal Mezcal has the potential to slot right into our national distribution model, presenting a great opportunity to deliver it into the hands of the top liquor distributors in the US.

We plan to partner with the restaurants and retail outlets that already carry Simply Agave, introducing them to our Lethal Margarita. Our goal is to ensure this new mezcal margarita will appear on menus across the US as well as in a combo pack offered to our retail partners. With all of this in place, our objective is for Lethal Mezcal to become America's #1 branded mezcal.


WE PLAN TO PARTNER WITH THE RESTAURANTS AND RETAIL OUTLETS THAT ALREADY CARRY SIMPLY AGAVE, INTRODUCING THEM TO OUR LETHAL MARGARITA.
LETHAL
MEZCAL

HOW WE ARE DIFFERENT

We've already proven ourselves in the market

We're a proven company with robust sourcing, production, and supply chain in Mexico. We've got a veteran team of industry professionals ready to leverage new and existing relationships across restaurants and retail. But above all, we have the potential to ride three growth trends at once. Agave nectar is the hottest mixer for margaritas, mezcal is the fastest-growing liquor, and margaritas are the #1 mixed drink category in the US. Lethal Mezcal and Simply Agave mutually benefit from all three of these trends.

We have the potential to ride three growth trends at once

- Agave Nectar is the Hottest Mixer for Margaritas
- Mezcal is the Fastest-Growing Liquor
- Margaritas are the #1 Mixed Drink Category in the U.S.


LETHAL

THE VISION

On every cocktail menu and in every liquor store

Simple Agave and Lethal Mezcal are well on their way to becoming the brands of choice for mixologists, bartenders, and consumers alike. The Lethal Margarita will be a go-to drink, whether you're hitting the town or staying home. In five years, we plan to see our products on the menus and shelves of the top restaurants, hotels, bars, and liquor stores. People will crave mezcal margaritas, and they'll want to make them with only the very best ingredients—which they trust us to provide.



In five years,
we plan to see our products
on the menus and shelves
of the top...
BARS
RESTAURANTS
HOTELS
LIQUOR STORES
MAKES
30+
MARGARITAS
SIMPLY AGAVE
AGAVE NECTAR
FOR MARGARITAS
ORGANIC
LETHAL
MEZCAL

> "The Lethal Margarita will be a go-to drink, whether you're hitting the town or staying home."

OUR LEADERSHIP

A team of seasoned industry veterans


Sean Ryan
Sean Ryan, CEO
Beverage executive with over 25 years of experience managing and running consumer beverage businesses.

Sean Ryan, CEO
Sean is a beverage executive with over 25 years of experience managing and running consumer beverage businesses. For the past 15 years, Sean has run a variety of private equity-backed food and beverage companies that were then sold to large food conglomerates.

Debbie Drain, Director of Sales
Debbie is a sales executive with over 12 years of experience opening new markets and distribution channels at a national level. She leads the sales team and manages strategic distribution partnerships.

Barbara Cocks, Marketing
Barbara is a marketing professional and the owner of H.Q. Ad Agency. She has over 40 years of experience in advertising, working with some of the largest food and beverage companies in the U.S. Barbara provides brand vision and strategy for the both the Simply Agave Nectar and Lethal Mezcal brands.

Mario, Manufacturing
Mario is a veteran general manager with over 20 years of experience managing production, supply chain, and distribution in Mexico. Mario oversees the production of Simply Agave Nectar and Lethal Mezcal in Jalisco and Oaxaca.

WHY INVEST

We're ready to own the agave, mezcal, and margarita markets

By investing in Lethal Mezcal, you'll be tapping into three categories: agave nectar, margaritas, and mezcal. Simply Agave is already a proven company selling best-in-class products. With professional management and partnerships with the nation's largest distributors, we know exactly how to get Lethal Mezcal into every corner of the market. We have the expertise and products to transform mezcal margaritas into everyone's new favorite drink.


Not only is Simply Agave already a proven company selling best-in-class products, but you'll also be tapping into three explosive growth categories: agave nectar, margaritas, and mezcal.

Meet Our Team



Sean Ryan

Founder/CEO

Sean is a beverage executive with over 25 years of experience managing and running consumer food and beverage businesses. Sean was a Director at Nestle for 10 years managing a portfolio of food and beverage brands. For the past 15 years, Sean has run a variety of private equity backed natural food companies (Oregon Chai, Dominex, Zhena's Tea and Pure Steeps Beverage) a majority of which were sold to large food conglomerates. Sean also worked as a consultant and Operating Partner for 6 Pacific Group, a venture capital firm. Sean has an undergraduate degree and an MBA from UCLA.

Offering Summary

Company	Simply Agave, Inc.
Corporate Address	1539 OAK GROVE AVENUE , SAN MARINO, CA 91108
Offering Minimum	$9,990.50
Offering Maximum	$1,069,982.55
Minimum Investment Amount (per investor)	$584.35

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	530
Maximum Number of Shares Offered	56,763
Price per Share	$18.85
Pre-Money Valuation	$17,997,263.70

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 5% bonus shares.

Amount-Based:

$600+

Two Stickers

$900+

Logo Hat

$1,200+

Logo Hat & Logo Shirt

$1,800+

Logo Hat, Logo Shirt, & Bottle of Mezcal

$3,000+

Logo Hat, Logo Shirt, Bottle of Mezcal, and logo bottle tote

$5,000+

Logo Hat, Logo Shirt, Bottle of Mezcal, logo bottle tote and Logo Owners Vest

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Simply Agave, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $18.85 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $1885. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script – Revised 5/6/21

(Sean Ryan) My name is Sean Ryan. I've been in the beverage business about 25 years. Over the past 25 years I have successfully run five different beverage companies.

(Sean Ryan) I was in the agave business, traveling down to Mexico regularly to work with the farmers and explore different agave sources. We ventured three hours into the mountains, almost a mile high, where the agave plants grow to an enormous size because of the spring water and high altitude. They are farmed up there and we found a beautiful distillery. That's where we make Lethal.

(Sean Ryan) Lethal Mezcal is artisanal manufactured and has been done for the last four generations this way. It is hand harvested out of the fields. It is mule dragged from the fields to the distillery. It is pit fire roasted for three days to get just the right smoke level. It is then crushed by a Tahone which is a mule driven cement wheel that crushes it down to fiber. It is then open air, oak barrel fermented with the natural yeast occurring high in the mountains and then it is double distilled to 90 proof.

(Sean Ryan) So.., similar to fine wine, Lethal Mezcal is affected by the seasonal changes. Those seasonal changes can be detected ever so subtly in the flavor notes by a connissour. That is why we always note every bottle and every production with a lot number.

(Mezcal Connissour) That is very good. It's smooth, smoky but not too overpowering. Very good on the palate. Very good.

(Sean Ryan) Just to be clear. Investing with us in not just investing in Lethal Mezcal, a hot new mezcal brand. You are investing in Simply Agave, Inc. which included Lethal Mezcal as well as Simply Agave nectar. A twelve year, well established brand in distribution all over the country. Through these distributors Simply Agave is already in approximately 1,000 restaurants, bars, hotels liquor stores across the country. We plan to work with the hundreds of restaurants, bars and hotels currently using Simply Agave in their margaritas and offer them a discount to carry Lethal Mezcal and brand the Lethal Margarita on their menu. Adding Lethal Mezcal to menus across the country and bar shelves we will drive sales and build brand recognition.

(Sean Ryan) In addition, we plan to offer the Lethal Margarita kit for liquor stores and grocery stores. It will include both a bottle of Lethal Mezcal as well as a bottle of Simply Agave. This is going to be great for sales but the most important thing is it will be great for brand development. Mezcal doesn't have a dominant brand. We hope that brand to be Lethal.

(Sean Ryan) In addition to Mezcal replacing tequila in margaritas. Mezcal is starting to replace vodka and even bourbon in popular drinks like the Moscow Mule and the Bloody Mary and the Old Fashion. We hope you join our investor group. For more information about the company visit our websites at Simplyagave.com or Lethalmezcal.com. We hope you join us. Cheers!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:50 PM 04/26/2021
FILED 12:50 PM 04/26/2021
SR 20211447121 - File Number 4516696

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SIMPLY AGAVE, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Simply Agave, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Simply Agave, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 10, 2008, under the name Simply Agave, Inc.

2. That the Board of Directors of the Corporation (the "***Board***") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said Amended and Restated Certificate of Incorporation (the "***Restated Certificate***") to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Simply Agave, Inc. (the "***Corporation***").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 2,000,000 shares of Class A Common Stock, $0.001 par value per share ("***Class A Common Stock***") and (ii) 2,000,000 shares of Class B Common Stock, $0.001 par value per share ("***Class B Common Stock***").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. VOTING RIGHTS

1. The holders of Class A Common Stock have unlimited voting rights and are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

2. Except as otherwise required by any non-waivable provision of applicable law, the holders of Class B Common Stock shall have no voting rights under any circumstances.

B. OTHER RIGHTS

1. Except for voting rights, the holders of Class A Common Stock and Class B Common Stock have identical rights and together are entitled to receive the net assets of the Corporation upon dissolution.

FIFTH: Subject to any additional vote required by this Restated Certificate or the bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws. Each director shall be entitled to one (1) vote on each matter presented to the Board.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Class A Common Stock or Class B Common Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Restated Certificate, the affirmative vote of a majority of the holders of Class A Common Stock, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Class A Common Stock or Class B Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

* * *

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 26th day of April, 2021.

SIMPLY AGAVE, INC.

By: /s/ Sean Ryan
Name: Sean Ryan
Title: President